CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 24, 2008

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82                            .)

Industrias Bachoco Announces Second Quarter 2008 Results

Celaya, Gto., Mexico, - July 24, 2008 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced its unaudited results for the second quarter ended June 30, 2008. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, 2008 data is presented in nominal pesos while that of 2007 is presented in constant pesos as of December 31, 2007.

Highlights:

•	The Company recorded sales of Ps. 4,987.5 million during the second quarter of 2008, 3.0% above the Ps. 4,842.1 million reached during the same period last year.

•	Bachoco sales increased in most of its business lines: chicken, eggs, swine and other.

•	The company reached positive operating results during the quarter, with an operating margin of 6.2% and EBIDTA margin of 9.2%.

•	EPS were Ps. 0.32 (US$ 0.38 per ADS) versus Ps. 0.80 (US$ 0.93 per ADS) reached in 2Q07.

CEO’s Comments:

Cristóbal Mondragon, Bachoco’s CEO, stated, “Second quarter results continued largely affected by the global trend of higher raw materials prices, which continued to affect the cost of grain and soybean meal. The cost of these ingredients rose even higher during this quarter and reached record levels. These increases couple with a sluggish economic condition in our markets that did not allow us to fully transfer cost increases into chicken prices, and continued to affect the Company’s results.

“Despite said adverse difficulties, we were able to deliver positive results given our focus to reinforce productivity, and optimize our product mix, while keeping the best level of service for our customers.

“Our commitment will continue to be satisfying our customer’s needs by providing high quality products, delivering satisfactory results to our shareholders and continue to implement our growth plans.” concluded Mr. Mondragon.

Releases during the quarter:
•	On April 16th the Company announced a partial fire at the secondary process of its plant located in Monterrey in Northern Mexico.
•	On May 29th the Company announced the construction of new farms to be built in the South of México.
To see the complete version of these releases please visit our web page. www.bachoco.com.mx

SECOND QUARTER 2008 RESULTS

Net Sales
Net sales for the quarter reached Ps. 4,987.5 million, 3.0% above the Ps. 4,842.1 million reported in 2Q07. This increase was mainly driven by the 1.3% increase in chicken sales, 15.9% in table eggs sales and 61.4% in swine sales, which was partially offset by 7.2% decrease in balanced feed sales.

Net Sales	2Q08 (%)	2Q07 (%)
CHICKEN	77.8	79.1
EGGS	9.4	8.3
BALANCED FEED	7.4	8.2
SWINE	1.1	0.7
OTHER LINES	4.3	3.7
TOTAL COMPANY	100.0	100.0

Operating Results
Bachoco’s second quarter gross margin was 17.9%, lower than 23.1% reached in 2Q07. The decrease is mainly attributed to the constant increases in raw materials costs. The Company’s operating profit was Ps. 311.6 million lower than Ps. 559.6 million reached in 2Q07. EBITDA for the quarter was Ps. 460.3 million, with a margin of 9.2%, lower than Ps. 698.5 million reached in the same period of 2007.

Taxes
Taxes recognized by the Company during the second quarter were Ps. 54.2 million.

Net Income
Net income for second quarter 2008 was Ps. 194.4 million, or Ps. 0.32 per share (US$0.38 per ADS), compared to net income of Ps. 479.2 million, or Ps. 0.80 per share (US$0.93 per ADS) reported in the same 2007 period.

RESULTS BY BUSINESS SEGMENT

Chicken
Chicken sales rose 1.3% during 2Q08 as a result of 1.4% increase in price while volume sold remained at the same level of 2Q07. At the beginning of the quarter, chicken prices remained at a good level, but the situation changed towards the end of the quarter, as chicken prices dropped lower than expected.

Table Eggs
During this quarter sales of table eggs were stronger, increasing by 15.9% from the same quarter last year, as a result of 23.8% increase in egg prices, due partially to a better balance in the market supply, as well as a better product mix of the company’s products, both issues contribute to partially offsetting a 6.4% decrease in volume.

Balanced Feed
Sales of Balanced feed declined 7.2% when compared with 2Q07, despite a 16.9% price increase. Volume sold of balance feed sold dropped 20.7%, as a result of the large period of higher costs in our main raw material.

Swine
Sales of swine increased 61.4.0% from the previous year, the strong increase stems from a 23.8% volume gain and a 30.4% increase in swine prices, as the Mexican market’s swine oversupply softened.

Other Lines
Sales of other lines rose 21.1% during 2Q08, mainly as a result of increases in sales of turkey and other lines.

FIRST HALF OF 2008

Net Sales
Net sales for the first half of 2008, amounted Ps. 9,730.8 million, 9.2% above Ps. 8,913.0 million reported in 1H07. The increase was mainly driven by the 8.1% increase in chicken sales, 20.8% in table eggs sales and 35.2% in swine sales, which was partially offset by 0.6% decrease in sales of balanced feed.

Net Sales	1H 2008 (%)	1H 2007 (%)
CHICKEN	77.0	77.8
EGGS	10.3	9.4
BALANCED FEED	7.6	8.3
SWINE	1.0	0.8
OTHER LINES	4.1	3.8
TOTAL COMPANY	100.0	100.0

Operating Results
Bachoco’s gross margin for the first half was 17.7%, lower than 21.0% in 1H07. The decrease is directly attributed to the standing increases in raw materials costs. The Company’s operating profit was Ps. 556.0 million lower than Ps. 786.8 million reached in 1H07. EBITDA was Ps. 853.7 million; lower than Ps. 1,066.4 million in the same period of 2007. EBITDA margin was 8.8%.

Taxes
Taxes recognized by the Company during the first half of the year were Ps. 117.3 million.

Net Income
Net income for first half of the year was Ps. 425.2 million, or Ps. 0.71 per share (US$0.83 per ADS), compared to net income of Ps. 728.0 million, or Ps. 1.21 per share (US$1.41 per ADS) reported in the same 2007 period.

Balance Sheet
The Company’s financial structure remained healthy. Liquidity is solid with cash and cash equivalents of Ps. 2,878.8 million as of June 30, 2008. Total debt outstanding was Ps. 72.7 million as of June 30, 2008.
CAPEX during the first half of 2008 amounted to Ps. 685.7 million.

Adoption of New Accounting Standards
As of January 1st, 2008, the Company has adopted the changes to “Inflationary Effects” in accordance with the Mexican Accounting Principles. Due to the relatively low inflation that the country has consistently achieved during the past several years, a new accounting principle went into effect on January 1st, 2008, which eliminates the recognition of inflationary effects in its financial information. Consequently, financial information corresponding to the year 2007 is expressed in millions of Mexican pesos with purchasing power as of December 31, 2007, whiles the financial information for the year 2008, and is stated in current or nominal Mexican pesos.

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred in this report as Bachoco) was founded in 1952. The Company is the largest poultry company in México, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs and balanced feed, the Company also is present in other business like swine, beef, margarine and turkey. The Company’s headquarters are in Celaya, Guanajuato.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA).

For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V. (Registrant)

Date: July 24, 2008	By:	/s/ Daniel Salazar Ferrer, CFO